November 22, 2021

Mr. Tim Worthington
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        Touchstone Funds Group Trust (the “Trust”) (File Nos: 033-70958 and 811-08104)

Dear Mr. Worthington:

On behalf of the Trust, attached are responses to additional oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on November 18, 2021 regarding: (1) the post-effective amendment to the Trust’s registration statement on Form N-1A filed on September 21, 2021 (PEA No. 129 under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to Rule 485(a) under the Securities Act, with respect to the new Class R6 shares of Touchstone Impact Bond Fund (the "Fund"), an existing series of the Trust; and (2) the correspondence filing regarding the same filed on November 16, 2021.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust’s response.

Prospectus

1.     The Staff continues to note that the term “Impact” included in the Fund’s name suggests a type of investment. As a result, the Staff reissues the comment to please include impact securities in the Fund’s 80% policy.

Response: The Trust continues to believe that the Fund’s non-fundamental 80% investment policy is consistent with the requirements of Section 35 of the Investment Company Act of 1940, Rule 35d-1 adopted thereunder and related guidance issued by the Staff. The Trust also continues to believe that the term “impact” as used in the Fund’s name does not give rise to an 80% requirement under Rule 35d-1 because it connotes a type of investment strategy or process, rather than a particular type of investment.

Nonetheless, the Trust represents that the Fund is currently being managed as though the term “impact” were a component of its non-fundamental investment policy. Additionally, in response to the Staff’s reissued comment, the Trust agrees to update the Fund's non-fundamental 80% investment policy to align with the Staff’s belief that the term “impact” gives rise to an 80% requirement under Rule 35d-1. The Trust notes that any change to the Fund’s non-fundamental 80% policy would require both Board approval and the provision of at least 60 days’ advance notice to shareholders in accordance with Rule 35d-1. Accordingly, the Trust will provide notice to shareholders of the change in the 80% policy, via a prospectus supplement, as soon as practicable, with such notice indicating that any change in the policy is subject to Board approval. The Trust will then seek Board approval of the change in the 80% policy as soon as practicable. Subject to Board approval, the following edits will be made to the Fund’s non-fundamental 80% investment policy:

The Fund invests, under normal circumstances, at least 80% of its net assets (including borrowings for investment purposes) in fixed-income securities that meet certain positive impact criteria.

2.     Please provide a copy of the Fund’s updated principal investment strategies.

Response: The Trust has provided a copy of the Fund’s updated principal investment strategies to the Staff via email on November 19, 2021, which is attached hereto as Appendix A.

* * *

If you have any further questions or comments, please contact me at (513) 357-6029, or contact Abigail Hemnes, Esq. of K&L Gates LLP at (617) 951-9053.

Sincerely,

/s/Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Senior Counsel

cc:     Abigail Hemnes, Esq.
Clair Pagnano, Esq.

Appendix A

Touchstone Impact Bond Fund Item 4 and Item 9 Investment Strategies:

The Fund’s Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets (including borrowings for investment purposes) in fixed-income securities.  This is a non-fundamental investment policy that can be changed by the Fund upon 60 days’ prior notice to shareholders. Fixed-income securities primarily consist of U.S. government obligations, corporate debt obligations (including non-investment-grade corporate debt obligations), mortgage-backed securities, and asset-backed securities.  U.S. government obligations include direct government obligations and those of government agencies and instrumentalities.  Corporate debt obligations include corporate bonds, debentures, notes and other similar instruments of U.S. corporations.  Investment-grade fixed-income securities include securities rated BBB- or higher by Standard & Poor’s Corporation (“S&P”) or Baa3 or higher by Moody’s Investors Services, Inc. (“Moody’s”) or, if unrated by S&P or Moody’s, determined by the sub-advisor, EARNEST Partners LLC ("EARNEST"), to be of comparable quality. The Fund's investment policies are based on credit ratings at the time of purchase.

The Fund will generally invest at least 90% of its total assets in investment-grade debt securities, but may invest up to 10% of its total assets in non-investment-grade debt securities, which are sometimes referred to as “junk bonds.”

The securities in which the Fund invests may pay interest at fixed rates, variable rates, or subject to reset terms.  In addition, these securities may make principal payments that are fixed, variable, or both.  The Fund may also invest in mortgage dollar rolls and zero coupon securities.  The Fund can invest in securities of any maturity.

EARNEST believes that entities that are cognizant of environmental, social, and governance issues tend to be more successful over time. As a result, EARNEST prefers to invest in government programs and companies that have sustainable operating models and seek to achieve positive aggregate societal impact. The Fund focuses on governmental programs and companies that seek to achieve positive aggregate societal impacts in up to four specific areas: empowering the individual, community development, environmental responsibility, and sustainable infrastructure. Investments may seek to achieve multiple areas of impact. This inclusive approach views positive impact characteristics as additive to an investment’s risk/return profile. When assessing an investment's impact profile, EARNEST considers a wide range of factors, including but not limited to support for economic development, home ownership, and job creation.

PRINCIPAL INVESTMENT STRATEGIES AND RISKS

How Does the Fund Implement its Investment Goal?
The investment objective(s) and principal investment strategies of the Fund are described in the "Principal Investment Strategies" section above.

The Fund's sub-advisor, EARNEST Partners LLC ("EARNEST"), employs a bottom–up investment process, which focuses on the analysis of individual securities, that seeks to maximize duration-adjusted total return by investing in market sectors or securities it considers undervalued for their risk characteristics. EARNEST seeks to accomplish this through the implementation of a proprietary “Meta Data” Framework, fundamental review and risk management process. The first step involves a screening of the investable universe applying EARNEST’s proprietary Meta Data Framework, which evaluates expected yield levels for various sectors and securities in comparison to actual yield levels. The Meta Data Framework analysis incorporates such factors as quality, duration, and structure. The second step involves in-depth, fundamental security analysis which focuses on credit risk, cash flow risk, credit spread volatility, the historical yield relationship between a security and the corresponding benchmark, and current market technical forces (e.g., supply and demand factors, liquidity, and price relative to par value).

EARNEST believes that entities that are cognizant of environmental, social, and governance issues tend to be more successful over time. As a result, EARNEST prefers to invest in government programs and companies that have sustainable operating models and seek to achieve positive aggregate societal impact. The Fund focuses on governmental programs and companies that seek to achieve positive aggregate societal impacts in up to four specific areas: empowering the individual, community development, environmental responsibility, and sustainable infrastructure. Investments may seek to achieve multiple areas of impact. This inclusive approach views positive impact characteristics as additive to an investment’s risk/return profile. When assessing an investment's impact profile, EARNEST considers a wide range of factors, including but not limited to support for economic development, home ownership, and job creation.